NAME OF REGISTRANT
Franklin Templeton Variable Insurance Products Trust
File No. 811-05583

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments

From Prospectus Supplement FMV-1 P2 P5 05/16:

SUPPLEMENT DATED MAY 13, 2016
TO THE PROSPECTUSES DATED MAY 1, 2016
OF
FRANKLIN VOLSMART ALLOCATION VIP FUND
(A series of Franklin Templeton Variable Insurance
Products Trust)

The Prospectus is amended as follows:
The Board of Trustees of Franklin Templeton Variable
Insurance Products Trust (the "Trust") recently approved certain changes to the investment strategies of the Franklin VolSmart VIP Allocation Fund (the "Fund"), a series of the Trust, to be effective in July 2016.
The changes generally involve: (a) revising the Fund's investment strategy to focus on asset categories
(i.e., the Fund's assets will be allocated among the following asset categories: equity (50-70%), fixed income (13-33%), multi-asset (5-15%) and cash (2-13%), rather than among specific underlying funds); (b) expanding the number of underlying Franklin Templeton funds available for investment by the Fund; (c) expanding the Fund's ability to diversify its assets by entering into total return swaps on additional volatility indices; and (d) increasing the percentage of the Fund's assets that may be invested in exchange traded funds ("ETFs") from 5% to 15%.
In light of these anticipated changes, the Fund will have increased exposure to the risks of investing in ETFs. These risks include, but are not limited to: (a) the ability of the Fund to achieve its investment goal is directly related to, in part, the ability of the underlying ETFs to meet their investment goal; (b) shareholders of the Fund will indirectly bear the fees and expenses (including management and advisory fees and other expenses) of the underlying ETFs; (c) the Fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs; and (d) an ETF may experience a lack of liquidity that can result in greater volatility than its underlying securities.
An amended prospectus will be available and distributed to shareholders in July 2016.